Exhibit T3A-11

State of Delaware Secretary of State Division of Corporations Delivered 01:34 PM 08/05/2015 FILED 01:34 PM 08/05/2015 SRV 151136689 - 5798291 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is Cloud Peak Energy Logistics I LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, Ste 400 in the City of Wilmington. Zip code 19808. The name of its Registered agent at such address is Corporation Service Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                                         .”)

Fourth: (Insert any other matters the members determine to include herein.)

To the fullest extent permitted by law, the Company shall indemnify and hold harmless any current or former Director or Officer from and against any loss, expenses, judgment, settlement cost, fee and related expenses (including attorneys’ fees and expenses), costs or damages suffered or sustained by reason of being or having been a Director or Officer, or arising out of or in connection with any action or failure to act, unless such act or failure to act was the result of gross negligence or willful misconduct. The Company shall advance reasonable attorneys’ fees and other costs and expenses incurred by a Director or Officer in connection with defense of any pending or threatened action or proceeding that arises out of conduct which is the subject of the indemnification provided hereunder, subject to the Director’s or Officer’s agreement to reimburse the Company for such advance to the extent that it shall finally be determined by a court of competent jurisdiction that the Director or Officer was not entitled to indemnification under this Section 6.8. Notwithstanding the foregoing, the provisions of this Section 6.8 shall not be construed so as to provide for indemnification for any liability to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the provisions of this Section 6.8 to the fullest extent permitted by law

In Witness Whereof, the undersigned have executed this Certificate of Formation this 5th day of August, 2015.

By:	/s/ Bryan Pechersky
Authorized Person (s)

Name:	Bryan Pechersky